RELIASTAR

LIFE INSURANCE COMPANY                   INDIVIDUAL RETIREMENT ANNUITY RIDER

OF NEW YORK

A stock company

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On the basis of the application for the Contract to which this Rider is attached, the Contract is issued as an Individual Retirement Annuity ("IRA") intended to qualify as such under Section 408(b) of the Internal Revenue Code, as amended (the "Code"). This Contract is established for the exclusive benefit of the Owner and the beneficiaries named.

In the event of any conflict between the provisions of this Rider and the Contract to which it is attached, the provisions of this Rider will control. ReliaStar Life Insurance Company of New York, ("ReliaStar"), reserves the right to amend or administer the Contract and Rider as necessary to comply with applicable tax requirements. The Owner will be given advance written notice of such changes. ReliaStar will assume that the Owner has accepted the change if written notice of the objection to the change is not received prior to its effective date. If written notice of the objection to the change is received prior to the effective date, the Owner will have two options: (1) to annuitize the Contract and select an annuity option, or (2) to continue the Contract unchanged. Either of these options may result in tax consequences for either the annuitant or the Owner. The Owner should consult a tax advisor before electing either of these options. If the election is not received by ReliaStar within 30 days of the date of the Owner's notice to ReliaStar, ReliaStar will assume the Owner has elected to continue the Contract unchanged.

CONTRIBUTIONS

Except in the case of a rollover contribution or a contribution made in accordance with the terms of a simplified employee pension ("SEP"), no contributions will be accepted unless they are in cash, and the total of such contributions will not exceed $2,000 for any taxable year.

No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Code section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE plan.

NONFORFEITABILITY AND NONTRANSFERABLILITY

The Owner's IRA account will be 100% nonforfeitable at all times and will be maintained for the exclusive benefit of the Owner and the beneficiaries named. This IRA may not be attached or alienated except where permitted by law.

The Owner may not transfer ownership of any part or all of this IRA at any time, or pledge any part of it or use any part of it as collateral.

ROLLOVERS

The Owner may make rollover premium purchase payments under the IRA as permitted by Section 402(c), 403(a)(4), 403(b) (8), 408(p)(7) or 408(d)(3). The Insurer
may require that the Owner furnish documentation that a rollover premium purchase payment qualifies as a rollover under the Code.

SIMPLIFIED EMPLOYEE PENSIONS

This IRA will accept premium purchase payments made on behalf of the Owner by the Owner's employer pursuant to a simplified employee pension plan ("SEP") under Code Section 408(k).

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MINIMUM DISTRIBUTION RULES

(a) IRA required minimum annual distributions must commence to the Owner no later than April 1st of the calendar year following the calendar year in which the Owner attains age 70 1/2. The method of distribution elected must insure that the entire interest of the Owner must be distributed by that date. Alternatively, the distribution method elected must commence by that date and provide that the Owner's entire interest be distributed over a period not to exceed:

     (i) the life expectancy of the Owner or the joint and last survivor expectancy of the Owner and the designated beneficiaries; or,

     (ii) a period certain not in excess of the life expectancy of the Owner or the joint and last survivor expectancy of the Owner and designated beneficiaries.

     All distributions made hereunder will be made in accordance with the requirements of section 401(a) (9) of the Code, including the incidental death benefit requirements of section 401(a) (9) (G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of section 1.401(a) (9)-2 of the Proposed Income Tax Regulations.

     In addition, payments must be either nonincreasing or they may increase only as provided in Q&A F-3 of section 1.401(a) (9)-1 of the Proposed Income Tax Regulations.

(b) All payments are to be made in equal annual installments, except where a cashout accelerates payment. There is no account balance, which would vary from year to year, as in a 408(a) IRA.

(c) Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by the individual by the time distributions are required to begin, life expectancies will be recalculated annually. Such election will be irrevocable by the individual and will apply to all subsequent years. The life expectancy of non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which the beneficiary attains age 70 1/2, and payments for subsequent years will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

(d) In the event the Owner dies before distribution of his or her interest commences under this IRA, 100% of the balance under the IRA will be distributed to the beneficiaries named. Distribution will be completed no later than the last day of the calendar year in which the fifth anniversary of the Owner's death occurs. If the individual's interest is payable to a designated beneficiary, then the entire interest of the individual may be distributed over the life or over a period certain not greater than the life expectancy of the designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year in which the individual died. The designated beneficiary may elect at any time to receive greater payments.

(e) In the event the Owner dies after the commencement of benefits to him under this IRA, distribution of the remaining benefits under the IRA will be made to the beneficiaries named in a method at least as rapid as that in effect as of the date of the Owner's death. Commencement of distributions under this section to the beneficiaries must be no later than the last day of the calendar year in which occurs the first anniversary of the Owner's death.

(f) The provisions of (d) and (e) will not apply where the beneficiary is the Owner's surviving spouse. The surviving spouse may elect to delay commencement of required distributions until the December 31st of the calendar year in which the deceased Owner would have attained age 70 1/2. Alternatively, the surviving spouse may elect to rollover the entire balance of the deceased Owner's IRA the surviving spouse's own IRA. If the designated beneficiary is the Owner's surviving spouse, the spouse may treat the Contract as her or her own IRA. This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to the Contract, makes a rollover to or from such Contract, or fails to elect any of the above provisions

     Life expectancy is computed by use of the expected return multiples in Tables V and VI and of section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the individual's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies will be recalculated annually.

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MINIMUM DISTRIBUTION RULES (CONTINUED)

Such election will be irrevocable by the surviving spouse and will apply to all subsequent years. In the case of any other designated beneficiary, life expectancies will be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

Distributions under this section are considered to have begun if distributions are made on account of the individual reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to an individual over a period permitted and in an annuity form acceptable under section 1.401(a) (9) of the Regulations.

(g) The designated beneficiary may elect to receive greater payments than those required under this section. If there is more than one beneficiary, the designated beneficiary shall be the person with the shortest life expectancy for the purposes of determining the distribution period.

(h) For purposes of this section, any amounts paid to a minor child of the Owner will be treated as having been paid to the surviving spouse if the remainder of the IRA is payable to the surviving spouse when the child attains the age of maturity.

REPORTS

The issuer of an individual retirement annuity shall furnish annual calendar year reports concerning the status of the annuity.


    President  /S/ Chris Schreier          Secretary  /S/ Paula Cludray-Engelke

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